EXHIBIT C

                             ACQUISITION OF
                       NEXTHEALTH, INC. ("TARGET")
                                  BY
                         TRIOD LLC ("ACQUIROR")

                           REVISED TERM SHEET

  The following (the "Term Sheet") summarizes the principal terms of the proposed acquisition (the "Transaction") of Target by Acquiror, which is an entity to be formed which will be controlled by William T. O'Donnell, Jr., George Ruff and certain members of Jack A. Shaffer & Company, LLC. This Term Sheet shall be qualified in its entirety by the actual terms of the definitive Merger Agreement for the Transaction (the "Merger Agreement") and the obligations of the parties shall be subject to the conditions contained herein and therein. In the event of any conflict or inconsistency between the Term Sheet and the Merger Agreement, the terms of the Merger Agreement will govern.

     The offer contained in this Term Sheet (which replaces
Acquiror's prior offer made on January 17, 2001 for $5.10 per share, which offer expired on January 21, 2001) shall expire at 5:00 p.m., Central Standard Time, on Wednesday,
January 31, 2001, in the event that, in Acquiror's sole determination, serious negotiations with Target regarding this offer have not commenced by that time.

Structure of   NHI Acquisition Corp., a wholly-owned
Transaction:   subsidiary of Acquiror, will merge with and
               into Target

Closing Date   No later than April 30, 2001

Merger         Each outstanding share of Common Stock of
Consideration: Target which is not owned at the time of the
               merger by Acquiror will be converted into the right to receive $5.45 (the "Per Share
               Consideration") in cash

               Each outstanding share of Preferred Stock of Target will be converted into the right to receive the Per Share Consideration in cash for each share of Common Stock into which such share of Preferred Stock is convertible

               Each outstanding Warrant to purchase
               Common Stock of Target shall be cancelled for a payment in cash equal to the Per
               Share Consideration less the exercise
               price thereof for each share of Common
               Stock purchasable on exercise of such
               Warrant

               Each outstanding option to purchase Common
               Stock of Target shall be cancelled for a payment in cash equal to the Per Share
               Consideration less the exercise price
               thereof for each share of Common Stock
               purchasable on exercise of such option

Merger
Agreement:    The parties agree to negotiate in good
              faith and to use their best efforts of
              finalize and execute the Merger Agreement within 14 days of the execution of this Term Sheet.
              The Merger Agreement will contain
              representations, warranties, covenants and conditions to closing which are customary for the acquisition of a public company

Target
Board's       Adopt resolutions which (1) determine that the
Actions       merger is fair to and in the best interests of
Prior to      the shareholders of Target, and (2) recommend
Signing       that the holders of Target's outstanding
Merger        capital stock approve the merger
Agreement:

Target        Prepare Proxy Statement and call special
Board's       Shareholders meeting as soon after
Actions       execution of Merger Agreement as practical
Following
signing of
Agreement:


     This Term Sheet is not deemed self-executing; the parties' respective legal obligations shall arise solely from the Merger Agreement and Acquiror shall not be legally bound by the provisions hereof.

Dated:  January 24, 2001

TRIOD, LLC




By:/s/William T. O'Donnell, Jr.
    ---------------------------
Name: William T. O'Donnell, Jr.